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                                               --------------------------------
                                                       Page 1 of 9 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. ______)/1/


                               VAIL RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK ($.10 PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    91879Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  MAY 13, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /    Rule 13d-1(b)

/ /    Rule 13d-1(c)

/X/    Rule 13d-1(d)

----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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         CUSIP No. 91879Q109                              Page 2 of 9 Pages
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                                       13G

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         APOLLO SKI PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER
NUMBER OF
SHARES                   AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
BENEFICIALLY             AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK
OWNED BY
EACH                     -------------------------------------------------------
REPORTING                6  SHARED VOTING POWER
PERSON
WITH                     0
                         -------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                         AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
                         AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK

                         -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
         AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         AT MAY 14, 1998, 21.8%
         AT DECEMBER 31, 1997, 33.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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         CUSIP No. 91879Q109                              Page 3 of 9 Pages
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                                       13G

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         APOLLO INVESTMENT FUND, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER
NUMBER OF
SHARES                   AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
BENEFICIALLY             AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK
OWNED BY
EACH                     -------------------------------------------------------
REPORTING                6  SHARED VOTING POWER
PERSON
WITH                     0
                         -------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                         AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
                         AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK

                         -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
         AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         AT MAY 14, 1998, 21.8%
         AT DECEMBER 31, 1997, 33.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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         CUSIP No. 91879Q109                              Page 4 of 9 Pages
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                                       13G

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         APOLLO ADVISORS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER
NUMBER OF
SHARES                   AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
BENEFICIALLY             AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK
OWNED BY
EACH                     -------------------------------------------------------
REPORTING                6  SHARED VOTING POWER
PERSON
WITH                     0
                         -------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                         AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
                         AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK

                         -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         AT MAY 14, 1998, 7,439,542 SHARES OF COMMON STOCK
         AT DECEMBER 31, 1997, 11,439,542 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         AT MAY 14, 1998, 21.8%
         AT DECEMBER 31, 1997, 33.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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         CUSIP No. 91879Q109                              Page 5 of 9 Pages
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Item 1.
-------

          (a)  Name of Issuer:  Vail Resorts, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                                    Post Office Box 7
                                    Vail, Colorado 81658


Item 2.
-------

          (a)  Name of Persons Filing: Apollo Ski Partners, L .P.; Apollo
                                       Investment Fund, L.P.; and Apollo
                                       Advisors, L.P.

               Apollo Investment Fund, L.P. is the general partner of Apollo Ski
                    Partners, L.P.
               Apollo Advisors, L.P. is the managing general partner of Apollo
                    Investment Fund, L.P.
               Apollo Capital Management, Inc. is the general partner of Apollo
                    Advisors, L.P.

          (b)  Address of Principal Business Office or, if none, Residence:

                                            Apollo Ski Partners, L.P.
                                            c/o Apollo Advisors, L.P.
                                            Two Manhattanville Road
                                            Purchase, New York 10577

                                            Apollo Investment Fund, L.P.
                                            c/o Apollo Advisors, L.P.
                                            Two Manhattanville Road
                                            Purchase, New York 10577

                                            Apollo Advisors, L.P.
                                            Two Manhattanville Road
                                            Purchase, New York  10577

          (c)  Citizenship:  Delaware

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number:  91879Q109
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         CUSIP No. 91879Q109                              Page 6 of 9 Pages
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Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
------  (c), check whether the person filing is a:

         (a) / /  Broker or Dealer registered under Section 15 of the Exchange
                  Act
         (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act
         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act
         (d) / / Investment company registered under Section 8 of the Investment Company Act
         (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
         (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c),
         check this box.                                   / /


Item 4. Ownership
------
     The information set forth in Items 5 through 11 on pages 2, 3 and 4 of this
Schedule is incorporated herein by reference.

     Apollo Ski Partners, L.P. ("Ski Partners") has sole voting and sole dispositive power with respect to an aggregate of 7,439,542 shares of Class A Common Stock of the Issuer. On December 31, 1997, Ski Partners had sole voting and dispositive power with respect to an aggregate of 11,439,542 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock of the Issuer is convertible into one share of Common Stock of the Issuer. Apollo Investment Fund, L.P. ("AIF") is the general partner of Ski Partners. Apollo Advisors, L.P. ("Advisors") is the managing general partner of AIF.


     On May 18, 1998 Ski Partners entered into a Stock Purchase Agreement with Baron Asset Fund, a Massachusetts business trust ("Baron"), pursuant to which Ski Partners sold to Baron 4,000,000 shares of Class A Common Stock, par value $0.10 per share, of the Issuer which, upon delivery, became 4,000,000 shares of Common Stock, par value $0.10 per share, of the Issuer. The 4,000,000 shares of Common Stock are not registered under the Securities Act of 1933, as amended (the "Securities Act"), and are considered "restricted securities" for purposes of Rule 144 under the Securities Act. In connection with such purchase and sale, Baron entered into a Standstill and
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         CUSIP No. 91879Q109                              Page 7 of 9 Pages
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Registration Rights Agreement with the Issuer pursuant to which, among other matters, the Issuer has granted to Baron certain registration rights, Baron has agreed not to purchase in excess of 500,000 additional shares of Common Stock of the Issuer without the Issuer's consent and Baron has agreed not to effect any public sale or distribution (including pursuant to Rule 144 under the Securities
Act) of any shares of Common Stock during the 15 days prior to, or the 120 days subsequent to, the effective date of any registration statement filed with respect to the Issuer's Common Stock (or securities convertible into or exchangeable for the Issuer's Common Stock).

     In January 1997 the Issuer acquired certain ski properties from Ralston Foods, Inc. ("Ralston") in consideration for which, among other things, the Issuer issued shares of common stock to Ralston and the Issuer, Ralston and Ski Partners entered into a Shareholders Agreement (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, Ralston agreed to, among other things, grant the Issuer and Ski Partners certain rights of first refusal. Ski Partners disclaims beneficial ownership of any such shares covered by the Shareholders Agreement.

     The foregoing description of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is included as Exhibit 10.19 to the Issuer's Form 10-K Annual Report for the Issuer's fiscal year ended September 30, 1997. To the knowledge of the Reporting Persons, Ralston is at the date hereof, and was at December 31, 1997, the beneficial owner of 7,554,406 shares of Common Stock of the Issuer.


Item 5.  Ownership of Five Percent or Less of a Class.
-------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired ------- the Security Being Reported on By the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group
-------
         Not applicable.
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         CUSIP No. 91879Q109                              Page 8 of 9 Pages
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Item 9.  Notice of Dissolution of Group
-------
         Not applicable.


Item 10. Certification
--------
         Not applicable.
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         CUSIP No. 91879Q109                              Page 9 of 9 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 14, 1998


               APOLLO SKI PARTNERS, L.P.

               By:     Apollo Investment Fund, L.P., its general partner

                  By:     Apollo Advisors, L.P., its managing general partner

                     By:    Apollo Capital Management, Inc., its General Partner


                        By:      /s/ Michael D. Weiner
                                ______________________________________
                                Name:    Michael D. Weiner
                                Title:   Vice President

               APOLLO INVESTMENT FUND, L.P.

               By:     Apollo Advisors, L.P., its managing general partner

                  By:     Apollo Capital Management, Inc., its General Partner


                     By:      /s/ Michael D. Weiner
                             ______________________________________
                             Name:    Michael D. Weiner
                             Title:   Vice President

               APOLLO ADVISORS, L.P.

               By:     Apollo Capital Management, Inc., its General Partner


                           By:      /s/ Michael D. Weiner
                                   ______________________________________
                                   Name:    Michael D. Weiner
                                   Title:   Vice President